GOLDMAN, SACHS & CO.

Transfer Agency Fee Schedule

and Amendment to Paragraph 6.02

of Transfer Agency Agreement

Amended and Restated as of July 29, 2013

GOLDMAN SACHS CREDIT STRATEGIES FUND

For the services provided by Goldman, Sachs & Co. pursuant to the Transfer Agency Agreement with respect to the Goldman Sachs Credit Strategies Fund (the “Fund”) dated May 15, 2009 (the “Agreement”), effective July 29, 2013 the Fund shall pay to Goldman, Sachs & Co. as full compensation therefor a fee payable monthly at the annual rate of 0.05% of the average daily net asset value of the Fund’s Shares. Except as stated in the third paragraph hereof, this fee shall be reduced by the amount of the expenses borne by the Fund pursuant to the next paragraph below.

The Agreement is hereby amended to provide that the Fund shall bear all expenses properly incurred by the Fund and by Goldman, Sachs & Co. in connection with the performance of the Fund’s duties under the Agreement with respect to the Fund, including the expenses referred to in paragraph 6.02 thereof, provided that, except as stated in the next paragraph below, the expenses so borne by the Fund’s Shares may not exceed the monthly fee payable by such Shares at the annual rate of 0.05% of the average daily net asset value of the Fund’s Shares as described in the preceding paragraph. Except as stated in the next paragraph, all expenses that exceed such annual fee rate shall be borne by Goldman, Sachs & Co., including the expenses referred to in paragraph 6.02 thereof.

The following expenses borne by the Fund shall not reduce the fee payable to Goldman, Sachs & Co. stated in the first paragraph above, and shall not be subject to the limitation on expenses borne by the Fund stated in the second paragraph above: (a) all taxes and all interest, litigation, indemnification, shareholder meeting, proxy mailing and other extraordinary expenses incurred by the Fund; and (b) all net earnings credits and debits associated with shareholder receipt and disbursement bank accounts established in connection with sub-transfer agency arrangements for the Fund.

Except as amended hereby, the Agreement is reconfirmed and its provisions shall remain in full force and effect.

Goldman, Sachs & Co.		Goldman Sachs Credit Strategies Fund

By:	/s/ Jesse Cole	By:	/s/ James McNamara
	Name: Jesse Cole Title: Managing Director		Name: James McNamara Title: President of the Trust